SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

October 2002

TOTAL FINA ELF S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-s(b) : 82-______.)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL FINA ELF S.A.

Date : November 7th, 2002	By :	/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

EXHIBIT 99.1 :	€ 43-million upgrade launched during Donges refinery turnaround maintenance (October 8, 2002).

EXHIBIT 99.2 :	Caspian sea hydrocarbon discovery in the Kalamkas structure in Kazakhstan (October 10, 2002).

EXHIBIT 99.3 :	First production from North Sea Otter Field (October 14, 2002).

EXHIBIT 99.4 :	Presence of TotalFinaElf in Burma — Clarification (October 21, 2002).

EXHIBIT 99.5 :	TotalFinaElf intends to sell its Paints business (October 29, 2002).

EXHIBIT 99.6 :	TotalFinaElf and Sonatrach sign letter of intention for the purchase of natural gas via the Medgaz project (November 5, 2002).

EXHIBIT 99.1

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. 33 (1) 47 44 37 76	€43-Million Upgrade Launched During Donges Refinery Turnaround Maintenance

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Donges, France — October 8, 2002 — TotalFinaElf is launching a €43-million upgrade program at the Donges facility, the company’s second-largest refinery in France.

Under the program, which will be carried out during a turnaround maintenance shutdown from October 21 to November 30, close to €21 million will be spent on upgrading and €22 million on maintenance and service.

Upgrading operations will consist mainly of technical improvements designed to:

•   Make the refinery more flexible to better meet market demand.
•   Further reduce the facility’s environmental impact.

The upgrading will primarily cover the cat cracker, the unit that converts heavy fractions into light products. In addition, work will be carried out to reduce heavy fuel oil production and a scrubber will be installed to significantly reduce atmospheric emissions. The alkylation unit, which produces the feedstock used for unleaded gasoline, will be modified to reduce liquefied gas imports by the refinery and improve operating safety. Work will also be carried out on other units to ensure they comply with the new European Union sulfur content standards, which come into force in 2005, and on flaring to ensure more efficient combustion.

The refinery’s prevention-based organization and logistics will ensure the safety of the 1,400 workers during shutdowns. The company is submitting a detailed safety plan to all contractors, while ongoing surveillance and inspection will be performed to ensure that site procedures and rules are applied.

Effective October 20, the public can obtain information by calling a toll-free number in France:

0800 243 444

During the shutdown, half the refinery’s facilities will remain in operation to ensure its markets are supplied.

* * * * *

EXHIBIT 99.2

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. 33 (1) 47 44 37 76 Thomas FELL Tel. : 33 (1) 47 44 47 57	Caspian Sea hydrocarbon discovery in the Kalamkas structure in Kazakhstan

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, October 10, 2002 — TotalFinaElf announces that the Kalamkas-1 well, the first to be drilled in the Kalamkas structure, has been successfully tested. The well is situated 80 kilometres southwest of the Kashagan field in the Kazakh sector of the Caspian Sea.

Kalamkas-1 was drilled to a total depth of 2,360 metres and encountered several hydrocarbon reservoirs in the Jurassic section downward from 1,617 metres. Testing indicated an initial oil flow rate of 2,300 barrels per day on a 32/64 inch choke.

The Kalamkas structure is part of a group of blocks attributed to the consortium (TotalFinaElf 16,67%) holding a production sharing contract in the northern area of the Caspian Sea, where the sizable Kashagan field has been discovered.

* * * * *

EXHIBIT 99.3

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. : 33 (1) 47 44 37 76	First Production from North Sea Otter Field

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, October 14, 2002 — TotalFinaElf announces the Otter field in the UK North Sea has started oil production less than two years after official approval of the development plan. TotalFinaElf is the operator of the project with a 54.3% stake alongside Dana Petroleum, Shell and ExxonMobil.

Discovered in 1977, the Otter field is located in block 210/15a in 182 metres of water and lies approximately 150 kilometres northeast of the Shetland islands.

By the end of 2002, Otter should reach its production plateau of 30,000 barrels of oil per day.

The partners are developing the field as a satellite of the Eider platform located 21 kilometres away. The development plan comprises three producers and two water-injection subsea wells. Artificial lift of each subsea producer well is provided by downhole dual electric submersible pumps (ESP’s). This is the first use of this technology in such an environment.

The Otter field strengthens TotalFinaElf’s presence in Northern Europe (Norway, United Kingdom and the Netherlands), a region where the company produced 844,000 barrels of oil equivalent per day in the first half of 2002 representing 35% of its global production.

* * * * *

EXHIBIT 99.4

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. 33 (1) 47 44 37 76	CLARIFICATION

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, October 21, 2002 — In an interview published Monday in a daily newspaper, M. Kuzkiewicz, from the ICFTU (International Confederation of Free Trade Unions), criticises the presence of TotalFinaElf in Burma, albeit on the basis of truncated and oversimplified arguments, and even totally false allegations to which the group intends to respond.

TotalFinaElf has never had any « contract with the Burmese army ». It is indeed the responsibility of the governments of host countries — Burma or any other country —, to ensure the protection of people and plants, without counterpart. As regards the relocation of villages, maps drawn up by the IGN show that these villages were in the same place on completion of the construction of the gas pipeline as before the start of construction.

As for forced labour, TotalFinaElf has never denied that this practice has been in use in Burma, a country which in 1999 and 2000 published two decrees banning the practice. TotalFinaElf firmly reiterates that it has been in full control of its operations in this country from start to finish, and that it has conducted the project in accordance with its usual requirements regarding the people employed on its projects. The Group has also ensured that the same has applied to its subcontractors.

« Opening schools and health centres, even farming chickens » M. Kuzkiewicz reports mockingly. Should these actions be ignored ? Dismissed out of hand ? Don’t these concrete initiatives conducted by TotalFinaElf for the benefit of the villages in the vicinity of the gas pipeline, benefit directly the people of these villages ? Bringing electricity to these villages, providing doctors, building or modernising schools and health centres, launching farming projects with the local people, refurbishing churches and pagodas: do such actions deserve to be ridiculed ?

M. Kuzkiewicz also believes that talking to the Group is « a waste of time ». We can only deplore this kind of attitude. This is a pity. We have never turned away from dialogue, and we have always encouraged visits in situ.

One question remains, however: should industrialists stay in Burma ? Some think they should not, and they are entitled to their view. However, in the medium to long term, can we be certain that this would be in the best interests of the Burmese population ? Is isolating these people, by putting an end to foreign investment the best way of helping them ? On the contrary, we believe that playing a part in the country’s development now is helping the country and its society to progress.

* * * * *

EXHIBIT 99.5

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. 33 (1) 47 44 37 76	TotalFinaElf intends to sell its Paints business

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

ATOFINA
4/8, cours Michelet
92800 — Puteaux France

Catherine FERRANT
Tel. : 33 (1) 49 00 89 04

Gilles GALINIER
Tel. : 33 (1) 49 00 70 07

Marie-Pierre GALHAUT
Tel. : 33 (1) 49 00 70 20

www.atofina.com
Paris, October 29, 2002 — The TotalFinaElf group has concluded a memorandum of understanding with Bain Capital for the proposed disposal of its Paints business, run by SigmaKalon.

With this proposed disposal, the Group wants to offer SigmaKalon the opportunity to develop its growth prospects in an operational, commercial and financial framework better suited to its activities.

SigmaKalon boasts a leading position in Europe in the decorative paints sector as well as a major presence in the marine, anti-corrosion and industrial paints markets.

The completion of the agreement is subject to the trade union information and consultation procedures and to the approval of the relevant authorities in the countries concerned.

This project is in line with the plan launched in 2000 by ATOFINA, the Group’s Chemicals branch, to reposition and refocus its business activities. This plan entails in particular the disposal of assets amounting to 1.5 billion euros between 2000 and 2003.

Bain Capital, a leading global private investment firm with more than $14 billion in total assets under management has been investing in Europe since 1989 and has emerged as an active bidder in buy-outs from French corporates. Bain Capital is specialized in operations in which sizeable non-core assets are acquired from leading companies and operated as independent entities.

* * * * *

EXHIBIT 99.6

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. 33 (1) 47 44 37 76	TotalFinaElf and Sonatrach sign letter of intention for the purchase of natural gas via the Medgaz project
Thomas FELL
Tel. : 33 (1) 47 44 47 57

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, November 5, 2002 — TotalFinaElf and the national Algerian oil and gas company Sonatrach have signed a letter of intent governing the purchase by the Group of one billion cubic metres of Algerian gas per year. The gas will be delivered to TotalFinaElf in Europe via the future pipeline connecting Algeria directly to Spain, currently under study by the company Medgaz.

Sonatrach and TotalFinaElf have a respective 20% and 12% stake in the Medgaz project along with Cepsa (20%), BP, GDF, Endesa and Eni (each with 12%). The pipeline, of a planned capacity of 8 billion cubic metres of gas per year and with the possibility of increasing capacity to 16 billion cubic metres per year, will be laid at water depths of more than 2000 metres.

In Algeria, TotalFinaElf was recently awarded an exploration permit for the Timimoun fields and is joint operator with Sonatrach in the Algerian natural gas field Tin Fouyé Tabankort. Furthermore, TotalFinaElf is partnered with the national Algerian oil and gas company for production in the Hamra gas field.

With this agreement TotalFinaElf continues to strengthen its position in gas trading and marketing in Europe, particularly in Spain. It also confirms TotalFinaElf’s commitment to develop new infrastructure as concerns gas transport, such as Medgaz.

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